January 24, 2006                                      Alan Gilbert
                                                      Direct Phone: 612-672-8381
                                                      Direct Fax: 612-642-8381
                                                      Alan.Gilbert@maslon.com


VIA EDGAR & FEDERAL EXPRESS
---------------------------

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:      Global Traffic Network, Inc. (the "COMPANY")
         Registration Statement on Form S-1
         Filed December 16, 2005
         File No. 333-130417

Dear Mr. Spirgel:

This letter will respond on behalf of the Company to your comment letter dated January 13, 2006 (the "COMMENT LETTER") with respect to the Registration Statement on Form S-1 filed by the Company on December 16, 2005 (the "REGISTRATION STATEMENT"). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter. In addition, a copy of your letter is attached. Also enclosed you will find three copies of Amendment No. 1 to the Registration Statement ("AMENDMENT NO. 1") that are marked to indicate changes from the Registration Statement.

Please note that the change in law firms representing the underwriter in the offering resulted from the election of the individual attorney in charge of such representation to leave Lindquist & Vennum, P.L.L.P. (the former law firm representing the underwriter) in favor of Fulbright & Jaworski L.L.P. The change was not the result of any disagreement between the underwriter and Lindquist & Vennum, P.L.L.P.

GENERAL
-------

1. WE ENCOURAGE YOU TO FILE ALL EXHIBITS WITH YOUR NEXT AMENDMENT OR OTHERWISE FURNISH US DRAFTS OF YOUR LEGALITY OPINION AND UNDERWRITING AGREEMENT. WE MUST REVIEW THESE DOCUMENTS BEFORE THE REGISTRATION STATEMENT IS DECLARED EFFECTIVE, AND WE MAY HAVE ADDITIONAL COMMENTS.

          The Company acknowledges that the staff must review all exhibits to the Registration Statement before it is declared effective and may have additional comments based upon such review. The Company is still in the process of negotiating the terms of the underwriting agreement and we expect that the Form of Underwriting Agreement and the opinion of Maslon Edelman Borman & Brand, LLP, the Company's legal counsel, will be filed by amendment as Exhibits 1.1 and 5.1, respectively, to Amendment No. 2 to the Registration Statement.

2. PLEASE FURNISH IN YOUR RESPONSE LETTER A STATEMENT AS TO WHETHER OR NOT THE AMOUNT OF COMPENSATION TO BE ALLOWED OR PAID TO THE UNDERWRITER HAS BEEN CLEARED WITH THE NASD. PRIOR TO THE EFFECTIVENESS OF THIS REGISTRATION

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 2



          STATEMENT, PLEASE PROVIDE US WITH A COPY OF THE LETTER INFORMING THAT THE NASD HAS NO OBJECTIONS.

          Feltl and Company, the underwriter for the offering, submitted its NASD application with respect to the offering on December 16, 2005 and, on December 30, 2005, Feltl and Company received notification that the NASD is of the opinion that the proposed underwriting terms and arrangements appear to be unfair and unreasonable. Based on this NASD notification, Feltl and Company has agreed to reduce its percentage discount and its non-accountable expense allowance in connection with the offering and will be submitting an amended NASD application within 24 hours following the filing of Amendment No. 1. Because the specific dollar amounts of the underwriter's commission and non-accountable allowance have been omitted from the Registration Statement pending approval by the NASD and pricing of the offering, no revisions have been made to the "Underwriting" section of Amendment No. 1 to reflect the decreased compensation. Please note, however, that the amount of net proceeds from the offering has been revised throughout the prospectus to reflect the change in underwriter's compensation. The pro forma as adjusted financial data set forth throughout the prospectus has been similarly revised.

          Upon receipt by the underwriter of a letter from the NASD informing that the NASD has no objections to the amount of the underwriter's compensation, the Company will provide you with a copy of such letter. The Company acknowledges that a copy of such letter from the NASD must be provided to you prior to the effectiveness of the Registration Statement.

3.        WE NOTE THAT THE COMPANY IS APPLYING TO BE LISTED ON THE NASDAQ.
          PLEASE UPDATE US AS TO THE STATUS OF THIS APPLICATION AND ANY ISSUES WITH RESPECT TO LISTING STANDARDS.

          The Company submitted its listing application to the Nasdaq Stock Market, Inc. on December 22, 2005. On January 4, 2006, the Company received confirmation of the application's receipt and that the ticker symbol "GNET" has been reserved. Although the Company has not yet received confirmation from Nasdaq that its application will be accepted, the Company has received no indication that there are any issues with respect to meeting the requisite listing standards.

PROSPECTUS SUMMARY, PAGE 1
--------------------------

4. THE SUMMARY SECTION IS INTENDED TO PROVIDE A BRIEF OVERVIEW OF ONLY THE MOST MATERIAL ASPECTS OF THE OFFERING. THE SUMMARY SECTION SHOULD NOT CONTAIN OR REPEAT ALL OF THE DETAILED INFORMATION IN THE PROSPECTUS BUT RATHER SHOULD PROVIDE A BRIEF SNAPSHOT OF THE OFFERING AND YOUR BUSINESS. IN THIS REGARD, WE BELIEVE YOU SHOULD SHORTEN AND FOCUS YOUR SUMMARY TO HIGHLIGHT THE MOST RELEVANT INFORMATION. FOR EXAMPLE, IT APPEARS THAT YOU CAN SUBSTANTIALLY REDUCE THE DISCLOSURE IN THE SUBSECTIONS "THE SERVICES WE PROVIDE...," "OUR SOURCES OF REVENUE...," AND "THE MARKETS WE SERVE."

          The "Prospectus Summary" section in Amendment No. 1 has been revised to shorten the disclosures to provide a brief snapshot of the offering and the Company's business. Specifically, the subsections entitled "The Services we Provide . . ." commencing on page 1 of the Amendment No. 1, "Our Sources of Revenue . . ." commencing on page 1 of the Amendment No. 1, and "The Markets we Serve" commencing on page 2 of the Amendment No. 1 have been revised to highlight the most relevant information regarding the Company and to remove the more detailed information that is repeated elsewhere in the prospectus.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 3



5. THE INTRODUCTORY PARAGRAPH CONTAINS INFORMATION THAT IS IMPORTANT TO UNDERSTANDING THE COMPANY. PLEASE REMOVE THIS INFORMATION FROM THE DENSE, ITALICIZED PARAGRAPH AND INCLUDE IT IN THE BODY OF THE SUMMARY TO THE EXTENT IT DOES NOT REPEAT INFORMATION ALREADY IN THE SUMMARY.

          The introductory paragraph to the "Prospectus Summary" section, which is located on page 1 of Amendment No. 1, has been revised to remove the information describing the share exchange transaction with the shareholders of The Australia Traffic Network Pty Limited. As information describing the share exchange transaction may be important to an investor's understanding of the Company, such information is included under a new subsection of the Prospectus Summary entitled "Entities Comprising our Consolidated Company," which is located on page 3 of Amendment No. 1.

6. PLEASE AVOID CAPITALIZING WORDS THAT YOU ARE USING FOR THEIR PLAIN MEANING. IN THIS REGARD, IS IT NECESSARY TO CAPITALIZE TERMS SUCH AS INFORMATION REPORTS, RADIO TRAFFIC REPORTS, TV REPORTS, RADIO NETWORK, TV NETWORK AND AFFILIATES? SIMILARLY, IF YOUR DISCLOSURE IS CLEAR FROM ITS CONTEXT, IT DOES NOT APPEAR THAT YOU NEED TO DEFINE "WE," "US," ETC. IN THE INTRODUCTORY PARAGRAPH. LASTLY, IF YOUR COMPANY AND ITS SUBSIDIARIES ARE NOT KNOWN BY THIRD PARTIES AS GTN, ATN AND CTN, WE ENCOURAGE YOU NOT TO USE THESE ACRONYMS WHEN REFERRING TO THE COMPANIES.

          We have given consideration as to whether the capitalized terms used in the prospectus are, in fact, being used for their plain meaning and determined that certain of such terms should not be capitalized. Specifically, Amendment No. 1 no longer includes "Radio Traffic Reports," "Radio News Reports," "TV Reports," and "Information Reports" as capitalized terms. In addition, the term "Affiliates" is no longer capitalized in Amendment No. 1. Instead, the radio and television stations who subscribe for the Company's services are referred to as "network affiliates" so as to differentiate them from the plain meaning of the term "affiliate," especially in the context of corporate and securities transactions. Finally, the use of the terms acronyms "GTN" and "ATN" through the prospectus to refer to Global Traffic Network, Inc. and The Australia Traffic Network Pty Limited have been replaced by the terms "Global Traffic Network" and "The Australia Traffic Network," respectively. Because Global Traffic Canada, Inc. and Canadian Traffic Network ULC rarely appear in the prospectus, Amendment No. 1 replaces the Acronyms "GTC" and "CTN" with the full legal names of such entities.

          After consideration, we believe the use of the terms "Radio Network," "TV Network," "Share Exchange," and "Share Exchange Notes" as capitalized terms is appropriate given that the plain meaning of such terms is not necessarily consistent with the specific use of such terms in the prospectus.

          Given that the consolidated Company from and after the effective date of the offering will include its current subsidiaries (Global Traffic Canada, Inc. and Canadian Traffic Network ULC) and an additional subsidiary to be acquired in the Share Exchange (The Australia Traffic Network), the Company believes that it is appropriate to clarify to investors that the terms "we," "us" "our company" or "our" in the prospectus refer to the Company and all such consolidated subsidiaries, including without limitation The Australia Traffic Network. However, the clarifying statement now appears under the heading "Conventions and Assumptions Used in the Prospectus" on page 3 of Amendment No. 1.

7. THROUGHOUT THE PROSPECTUS, YOU INDICATE THAT YOU EXPECT TO BEGIN PROVIDING SERVICES IN CANADA IN DECEMBER 2005. PLEASE UPDATE THIS DISCLOSURE. PLEASE ALSO UPDATE THE DISCLOSURE REGARDING EXPECTED REVENUE GENERATION FROM YOUR CANADIAN OPERATIONS BEGINNING IN JANUARY 2006.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 4


          Throughout Amendment No. 1, the prospectus has been revised to update the disclosure regarding the commencement of the Company's Canadian operations. Specifically, the updated disclosure states that the Company began delivering radio traffic reports to radio stations in Canada and accumulating related commercial airtime inventory in December 2005, and began generating limited revenue from its Canadian operations in January 2006.

8. WE NOTE THAT YOU WILL EXCHANGE 4,000,000 SHARES FOR ALL OF THE SHARES OF ATN. WE ALSO NOTE THAT YOU ARE ISSUING $1.4 MILLION IN PROMISSORY NOTES TO COVER THE ESTIMATED TAX CONSEQUENCES TO THE ATN SHAREHOLDERS IN THE SHARE EXCHANGE. IN YOUR RESPONSE LETTER, PLEASE EXPLAIN WHY THERE WILL BE TAX CONSEQUENCES TO THE ATN SHAREHOLDERS.

          As described throughout the prospectus, The Australian Traffic Network is currently a separate entity which is controlled by the same shareholder base that controls the Company (in fact, the voting control over the two entities is identical). Pursuant to a Securities Exchange Agreement dated December 13, 2005, prior to the effective time of this offering, the Company will exchange 4,000,000 shares of its common stock for all of the outstanding ordinary shares of The Australia Traffic Network, after which The Australia Traffic Network will be a wholly-owned subsidiary of the Company. In connection with the share exchange, the Company will also issue an aggregate of $1.4 million in promissory notes to The Australia Traffic Network shareholders, which are intended to cover the estimated tax consequences to such shareholders of the share exchange. The promissory notes will be repaid in their entirety on the closing date of the offering out the offering proceeds.

          The Australian Traffic Network is an Australian proprietary company (it is registered under the Corporations Act of Australia) and pays federal income taxes in Australia. The United States shareholders of The Australian Traffic Network record their share of The Australian Traffic Network's income on their Australian personal income tax returns and receive deductions on the United States federal income tax returns for the Australian taxes paid.

          Because The Australian Traffic Network is an Australian proprietary company, the tax consequences of the share exchange transaction, as they relate to the shareholders of The Australian Traffic Network, are subject to the Australian tax code. Unlike the United States Internal Revenue Code of 1986, as amended, the Australian tax code does not currently recognize tax free mergers or reorganizations. As a result, the shareholders of The Australian Traffic Network will be liable for the Australian taxes triggered by the share exchange. The Company and such shareholders have estimated the aggregate tax liability to be approximately $1.4 million.

9. DISCLOSE THAT YOU WILL REPAY THE $1.4 MILLION IN PROMISSORY NOTES TO THE ATN SHAREHOLDERS FROM THE PROCEEDS OF THE OFFERING.

          The fact that the Company will repay the Share Exchange Notes in their entirety on the closing date of the offering out of the proceeds from the offering is set forth under "Entities Comprising our Consolidated Company" on page 3 of Amendment No. 1. Such disclosure also appears in the second paragraph under "Conventions and Assumptions Used in the Prospectus" on page 3 of Amendment No. 1 and several additional places throughout the prospectus.

SUMMARY OF HISTORICAL FINANCIAL DATA, PAGE 7
--------------------------------------------

10. DELETE THE "PRO FORMA AS ADJUSTED" INFORMATION FROM THE TABLE OF SUMMARY HISTORICAL FINANCIAL DATA. THE IMPACT OF THE ANTICIPATED OFFERING MAY BE PRESENTED IN THE CAPITALIZATION TABLE AT PAGE 20.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 5


          In the "Summary of Historical and Pro Forma Financial Data" section of the prospectus, the column setting forth the "Pro Forma as Adjusted" consolidated balance sheet data has been deleted from the table of Historical and Pro Forma Consolidated Balance Sheet Data on page 7 of Amendment No. 1. As suggested by your comment, the impact of the offering is presented in the capitalization table on page 21 of Amendment No. 1. In addition, please note that the pro forma (loss) income per common share and the pro forma weighted average common shares data has been revised to assume that the Share Exchange was completed on July 1, 2004. This change is consistent with your request in Comment No. 24 below.

RISK FACTORS, PAGE 8
--------------------

11. IN SEVERAL OF YOUR RISK FACTORS SUBHEADINGS, YOU ALLUDE TO A RISK BUT DO NOT CLEARLY STATE THE MATERIAL RISK TO INVESTORS OR THE COMPANY. GENERALLY, THE RISK FACTOR SUBHEADING SHOULD CLEARLY STATE THE PARTICULAR RISK AND THE CONSEQUENCES THAT MAY RESULT IF THAT RISK SHOULD OCCUR. PLEASE REVISE TO PRESENT THE RISKS YOU ARE ADDRESSING IN CONCRETE TERMS. FOR EXAMPLE, WE NOTE THAT RISK FACTORS ONE, FOUR, FIVE, SIX, SEVEN, TEN, THIRTEEN, FOURTEEN AND TWENTY DO NOT CLEARLY STATE THE RISKS AND POTENTIAL CONSEQUENCES TO AN INVESTOR OR YOUR COMPANY AND SHOULD BE REVISED ACCORDINGLY.

          Throughout our risk factors, we have revised our disclosures to clearly state the material risk to investors or the Company, focusing specifically upon risk factors one, four, five, six, seven, ten, thirteen, fourteen and twenty.

12. PLEASE AVOID THE GENERIC CONCLUSION YOU REACH IN SEVERAL OF YOUR RISK FACTOR NARRATIVES AND SUBHEADINGS THAT THE RISK COULD "NEGATIVELY IMPACT," OF OPERATIONS OR ABILITY TO RAISE CAPITAL OR WOULD HAVE A "MATERIAL ADVERSE AFFECT" ON THE SAME. INSTEAD, REPLACE THIS LANGUAGE WITH SPECIFIC DISCLOSURE OF HOW YOUR BUSINESS, FINANCIAL CONDITION AND OPERATIONS WOULD BE AFFECTED. SEE, FOR EXAMPLE, RISK FACTORS FIVE, SIX, EIGHT, NINE, THIRTEEN, FOURTEEN, SIXTEEN, SEVENTEEN, EIGHTEEN AND TWENTY-ONE. SIMILARLY, PLEASE EXPLAIN WHAT YOU MEAN BY "SUCCESS" IN RISK FACTORS FOUR, FIVE, SIX, SEVEN, AND SEVENTEEN.

          Throughout our risk factors, we have revised our disclosures to clearly state the effect that the identified risks may have on our company, focusing specifically upon risk factors five, six, eight, nine, thirteen, fourteen, sixteen, seventeen, eighteen and twenty-one.

WE HAVE INCURRED OPERATION LOSSES IN CONNECTION WITH THE INTRODUCTION AND
-------------------------------------------------------------------------
EXPANSION OF RADIO NEWS REPORTS...PAGE 8.
-----------------------------------------

13. THE SECOND PARAGRAPH DISCUSSES A RISK THAT IS DISTINCT FROM THE SUBHEADING, NAMELY THE RISKS ASSOCIATED WITH YOUR LIMITED EXPERIENCE DELIVERY NEWS INFORMATION REPORTING SERVICES AND WITH THE TELEVISION BROADCAST MARKET. THE SUBHEADING AND NARRATIVE SHOULD ADDRESS THE SAME MATERIAL RISK FACTORS. PLEASE REVISE BY DISCUSSING YOUR LACK OF EXPERIENCE IN THESE AREAS AS A SEPARATE RISK FACTOR.

          We have revised our disclosures to address the second paragraph of risk factor two as a separate risk factor.

14.       PLEASE QUANTIFY THE OPERATING LOSSES REFERENCED IN THE SUBHEADING.

          We have revised our second risk factor to quantify the referenced operating losses.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 6



WE HAVE INCURRED OPERATING LOSSES IN CONNECTION WITH OUR EXPANSION OF OPERATIONS
--------------------------------------------------------------------------------
INTO CANADA..., PAGE 9.
-----------------------

15. YOU STATE THAT YOUR RADIO TRAFFIC REPORTS HAVE "GENERALLY OPERATED PROFITABLY." PLEASE CLARIFY WHAT YOU MEAN.

          We have revised our third risk factor to clarify the phrase "generally operated profitably."

OUR SUCCESS DEPENDS ON OUR ABILITY TO COMPETE SUCCESSFULLY . . . PAGE 9
-----------------------------------------------------------------------

16.       PLEASE IDENTIFY THE CANADIAN COMPETITOR REFERENCED IN RISK FACTOR
          FIVE.

          We have revised our fifth risk factor to identify the referenced Canadian competitor.

OUR SUCCESS IS DEPENDENT UPON THE SUCCESSFUL PERFORMANCE OF THE ADVERTISING
---------------------------------------------------------------------------
INDUSTRY, PAGE 10.
------------------

17. TO PROVIDE CONTEXT TO THIS RISK, BRIEFLY DISCUSS WHETHER YOUR MARKETS HAVE EXPERIENCED A DECLINE IN ECONOMIC CONDITIONS THAT HAVE IMPACTED THE ADVERTISING INDUSTRY.

          We have revised our sixth risk factor to discuss whether our markets have experienced a decline in economic conditions that have impacted the advertising industry.

18. PLEASE CLARIFY WHETHER YOU HAVE ANY FINANCING ARRANGEMENTS IN PLACE TO RAISE ADDITIONAL FUNDS OUTSIDE OF THIS OFFERING.

          As set forth on page 12 of Amendment No. 1, the subject risk factor has been revised in order to clarify that the Company currently has no financing arrangements in place to raise additional funds outside of the offering.

19. TO PROVIDE CONTEXT, PLEASE IDENTIFY THE NEW MARKETS WHERE YOU MAY, OR INTEND TO, ESTABLISH RELATIONS WITH RADIO AND TELEVISION STATIONS.

          We have revised our fourteenth risk factor to indicate that we have not yet identified specific markets for future expansion.

WE MAY BE LIABLE FOR OUR TRAFFIC INFORMATION, PAGE 13
-----------------------------------------------------

20. THE SUBHEADING DOES NOT ADEQUATELY ADDRESS THE RISK POSED TO THE COMPANY OR INVESTORS AS A RESULT OF LIABILITY INCURRED FOR YOUR TRAFFIC INFORMATION. AS A GENERAL RULE, THE SUBHEADING AND NARRATIVE SHOULD BE ABLE TO STAND ALONE, MEANING THAT BOTH THE SUBHEADING AND ITS CORRESPONDING DISCUSSION SHOULD FULLY DISCLOSE THE MATERIAL RISK AND POSSIBLE CONSEQUENCES. AS SUCH, PLEASE ELABORATE IN THE SUBHEADING ON THE RISK POSED. TO THE EXTENT APPLICABLE, PLEASE ALSO ADDRESS ANY LEGAL DIFFERENCES THAT EXIST IN AUSTRALIA OR CANADA THAT MIGHT MAKE THE COMPANY MORE OR LESS LIABLE FOR ITS TRAFFIC REPORTS THAT IF YOU WERE PROVIDING REPORTS IN THE UNITED STATES.

          We have revised the subheading of our fifteenth risk factor to address the risk posed. The company does not believe that any legal differences exist in Australia or Canada that might make our company more or less liable for its traffic reports than if we were providing reports in the United States.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 7


USE OF PROCEEDS, PAGE 19
------------------------

21. WE NOTE THAT YOU ARE RAISING BETWEEN $17.6 MILLION AND $20.4 MILLION IN THIS OFFERING, DEPENDING ON WHETHER THE UNDERWRITER EXERCISES ITS OVER-ALLOTMENT OPTION. THIS USE OF PROCEEDS DISCUSSION ALLOCATES ONLY BETWEEN $7.4 MILLION AND $9.4 MILLION. PLEASE DISCLOSE HOW YOU INTEND TO ALLOCATE THE REMAINING AMOUNTS.

          As set forth under "Use of Proceeds" on page 20 of Amendment No. 1, the Company intends to use the unallocated portion of the proceeds from the offering for general working capital and other corporate purposes. Although the Company has not yet identified specific uses for the unallocated portion of the proceeds, the disclosure set forth in the sixth paragraph on page 20 of Amendment No. 1 discusses factors that may affect the amount and timing of the Company's expenditures and events that may cause the Company to apply proceeds to additional uses. For example, the Company may apply a portion of the proceeds to fund acquisitions if the Company is presented with opportunities in new or existing Australian, Canadian or international markets. As such events has not occurred (e.g., the Company has no specific plans in place related to acquisitions), the Company is unable to provide a more detailed use of proceeds description for the portion of the proceeds currently allocated to general working capital and other corporate purposes.

22. PLEASE CLARIFY THAT THE HOLDERS OF THE SHARE EXCHANGE NOTES ARE ALSO YOUR EXISTING SHAREHOLDERS, AND DISCLOSE THE AMOUNT OF THE OFFERING PROCEEDS THAT EACH EXECUTIVE OFFICER, DIRECTOR OR FIVE PERCENT BENEFICIAL HOLDER WILL RECEIVE.

         As set forth under "Use of Proceeds" on page 20 of Amendment No. 1, the third paragraph has been revised to clarify that The Australia Traffic Network shareholders to whom Share Exchanged Notes will be issued are also stockholders of the Company. In addition, a table has been inserted beneath the discussion of the Share Exchange Notes that identifies the executive officers, directors and five percent stockholders of the Company that will be issued Share Exchange Notes and the principal amount of each such note. Please note that this list does not include Thomas M. Gilligan, who owns 11.81% of the outstanding shares of The Australia Traffic Network. Mr. Gilligan has been excluded from the list because he is neither an executive officer nor a director of the Company and holds only 1.48% of the Company's common stock. The principal amounts of each Share Exchange Note is set forth on Schedule II to the Securities Exchange Agreement filed as
          Exhibit 10.11 to the Registration Statement.

SELECTED FINANCIAL DATA, PAGE 23
--------------------------------

23. GIVEN YOUR DISCLOSURE IN 'USE OF PROCEEDS' AT PAGE 9 INDICATING THE SHARE EXCHANGE NOTES WILL BECOME DUE AND PAYABLE ON THE CLOSING DATE OF THIS OFFERING, YOUR "PRO FORMA AS ADJUSTED" INFORMATION SHOULD INCLUDE THE ACCOUNT REPAYMENT.

          As set forth on page 25 of Amendment No. 1, the "Pro Forma as Adjusted" consolidated balance sheet data as of June 30, 2005 and September 30, 2005 have been revised to reflect the use of $1.4 million from the proceeds of the offering to repay the Share Exchange Notes in their entirety. The third paragraph under "Selected Financial Data" on page 23 of Amendment No. 1 has also been revised to clarify how such pro forma as adjusted consolidated data was calculated.

24. REVISE YOUR SELECTED FINANCIAL DATA TO INCLUDE PRO FORMA INFORMATION FOR ONLY THE MOST RECENT INTERIM PERIOD AND FISCAL YEAR END. IN ADDITION, MAKE SIMILAR REVISIONS TO YOUR SUMMARY FINANCIAL DATA AT PAGE 6.

          The Selected Financial Data, which commences on page 23 of Amendment No. 1, has been revised to eliminate the pro forma (loss) income per common share and

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 8



          the pro forma weighted average common shares data for all periods. As noted in our response to Comment No. 10, a similar revision has been made to the summary financial data commencing on page 6 of Amendment No. 1. For the reasons discussed in our response to Comment No. 37, the pro forma balance sheet and statement of operations for all periods remains.

OVERVIEW, PAGE 25.
------------------

25. WE PLACE GREAT EMPHASIS ON THE MD&A SECTION AND DIRECT YOUR ATTENTION TO THE COMMISSION'S RECENT INTERPRETATIVE RELEASE FOUND AT HTTP://WWW.SEC.GOVE/RULES/INTERP/33-8350.HTM. THIS RELEASE PROVIDES GUIDANCE DESIGNED TO IMPROVE THE QUALITY, FLOW AND ORGANIZATION OF MD&A. IN THE RELEASE, THE COMMISSION DETERMINED THAT INCLUSION OF AN "OVERVIEW" SECTION HIGHLIGHTING THE MATTERS WITH WHICH MANAGEMENT IS CONCERNED PRIMARILY IN EVALUATING THE COMPANY'S FINANCIAL CONDITION AND OPERATING RESULTS WOULD GREATLY FACILITATE INVESTOR UNDERSTANDING OF, AND APPRECIATION FOR, A COMPANY'S FINANCIAL CONDITION. THE COMMISSION ALSO NOTED IN THE RELEASE THAT, IN ORDER FOR THE OVERVIEW SECTION TO FACILITATE THESE GOALS, IT SHOULD NOT SIMPLY REPEAT DISCLOSURE LOCATED IN OTHER PARTS OF THE PROSPECTUS, BUT RATHER SHOULD BE USED AS A MEANS FOR MANAGEMENT TO PROVIDE INSIGHT INTO CHALLENGES, RISKS, UNCERTAINTIES AND OPPORTUNITIES WHICH MANAGEMENT IS AWARE OF AND DISCUSS ANY ACTIONS BEING TAKEN TO ADDRESS THE SAME. WE BELIEVE THAT YOUR OVERVIEW SECTION DUPLICATES DISCLOSURE LOCATED IN BOTH THE SUMMARY AND BUSINESS SECTIONS AND WE ENCOURAGE YOU TO REVISE THE OVERVIEW TO MORE ADEQUATELY DISCUSS THE MATTERS ADDRESSED IN THE RELEASE.

          The overall presentation of the "Overview" section of MD&A that begins on page 26 of Amendment No. 1 has been revised to address several of the concerns identified by the SEC Interpretive Release 33-8350. Specifically, the general business discussion has been streamlined in an attempt to provide the reader with a basic understanding of the Company's services and products while eliminating the more detailed information located in the "Description of the Business" portion of the prospectus. As revised, the "Overview" section attempts prominently present the information that the Company's management believes to be important. Specifically, the revised section discusses sources of revenues and items of expense, as wells as trends related each. The Company believes that this information also serves to highlight the information contained in the "Results of Operations" portion of MD&A that will be most important to investors.

OUR SOURCES OF REVENUE -- SALE OF COMMERCIAL AIRTIME INVENTORY, PAGE 26
-----------------------------------------------------------------------

26. THROUGHOUT THE PROSPECTUS YOU DISCLOSE THAT YOUR REVENUE IS GENERATED BY SALES OF COMMERCIAL AIR TIME RECEIVED IN EXCHANGE FOR PROVIDING RADIO TRAFFIC REPORTING SERVICES AND, IN CERTAIN CIRCUMSTANCES, OTHER CONSIDERATION. EXPLAIN THE "OTHER CONSIDERATION" AND "CERTAIN CIRCUMSTANCES."

          Pursuant to the application which was filed contemporaneously with the Registration Statement on December 16, 2005, the Company has applied for confidential treatment for certain financial aspects of its agreements with Corus Entertainment, Inc., Austereo Group Pty Limited and Austereo Pty Limited. The requests for confidential treatment include the nature and amount of other consideration that the Company provides to radio and television stations in exchange for commercial airtime inventory. While awaiting the staff's determination regarding these applications for confidential treatment, the nature and amount of such other compensation has continued to be omitted from the text of Amendment No. 1. Based on the staff's determination, the Company will revise the subject disclosures accordingly.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 9


LIQUIDITY AND CAPITAL RESOURCES, PAGE 32.
-----------------------------------------

27. WE NOTE THE STATEMENT THAT YOU BELIEVE CASH FLOW PROVIDED BY YOUR AUSTRALIAN OPERATIONS WILL BE SUFFICIENT TO FUND YOUR ON-GOING AUSTRALIAN OPERATIONS FOR THE REMAINDER OF FISCAL YEAR 2006. WE ALSO NOTE DISCLOSURE IN RISK FACTOR 12 THAT YOU BELIEVE YOUR CURRENT CAPITAL RESOURCES ALONG WITH THE PROCEEDS FROM THIS OFFERING WILL BE SUFFICIENT TO FUND YOUR OPERATIONS THROUGH AT LEAST THE 12 MONTHS FROM COMPLETION OF THIS OFFERING. AS APPROPRIATE, PLEASE RECONCILE AND/OR CLARIFY THESE STATEMENTS.

          The disclosure regarding the Company's capital requirements, which commences on page 33 of Amendment No. 1, has been revised to clarify that it expects net proceeds from the offering, cash generated from operations and the availability of debt financing (including the loan agreement with Metro Network Communications, Inc. ("METRO NETWORKS")) to be sufficient to fund its overall operations during the next 12 months and into the foreseeable future. The subject risk factor, which appears on page 12 of Amendment No. 1, has similarly been revised. The disclosure regarding capital requirements has also been revised to clarify that the pursuit of expansion into additional international markets will likely require the Company to obtain capital resources in addition to those identified above, which additional resources may include additional debt or equity financing if available on acceptable terms.

28. PLEASE DISCUSS IN MORE DETAIL YOUR RELIANCE ON LOANS FROM SHAREHOLDERS TO FUND YOUR OPERATIONS. DISCLOSE THE AMOUNT OF LOANS FROM SHAREHOLDERS YOU RECEIVED IN EACH PERIOD DISCUSSED. IN ADDITION, DISCLOSE THE EXTENT TO WHICH YOU INTEND TO RELY ON LOANS FROM SHAREHOLDERS IN THE FUTURE.

          The discussion regarding how the Company has financed its operations from July 1, 2000 to date, which commences on page 33 of Amendment No. 1, has been revised to provide more detail regarding the Company's reliance on capital contributions and loans from shareholders. Specifically, the disclosure identifies the total amount of capital contributions received by the Company during the specified period and identifies the total amount of notes outstanding to shareholders as of June 30, 2001, 2002, 2003, 2004 and 2005. In addition, the discussion addresses the decreasing reliance on capital contributions and shareholder loans as the Company's business operations expanded and bank debt financing became available. Finally, the discussion advises investors that the Company does not intend to rely on stockholder loans to fund its future operations, except for the existing $2 million loan from Metro Networks.

29. YOU INDICATE THAT YOU HAVE A $1,525 MILLION BANK OVERDRAFT LINE OF CREDIT FACILITY. PLEASE CONFIRM THE AMOUNT.

          The first full paragraph on page 34 of the Registration Statement incorrectly reflected the amount of the Company's bank overdraft line of credit facility as $1,525 million. The actual amount of such credit facility is $1.525 million, and the disclosure on page 36 of Amendment No. 1 has been revised to reflect the correct amount. Likewise, the increased amount of the credit facility for which the Company has applied has been revised in Amendment No. 1 to reflect the correct amount of $2.278 million. As set forth in the last sentence of the subject paragraph, the credit facility is denominated in Australian dollars and the dollars amounts disclosed in the prospectus have been translated into United States dollars.

30. PLEASE ENSURE THAT THE LIQUIDITY SECTION ADDRESS ALL MATERIAL NOTES AND LOANS, INCLUDING TIME TO MATURITY, PRINCIPAL AMOUNTS OWED, INTEREST RATES, USE OF THE LOAN PROCEEDS AND ANY OTHER MATERIAL TERMS. IN THIS REGARD REFERENCE IS MADE TO NOTE 6 ON PAGE F-21.

          The discussion of liquidity had been revised to include descriptions of each of the Company's material notes and loans, including the notes and loans identified in

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 10


          Note 6 to the financial statements of The Australia Traffic Network. The revised disclosure commences on page 35 of Amendment No. 1.

31. REVISE YOUR LIQUIDITY DISCUSSION TO USE THE TABLE OF CONTRACTUAL COMMITMENTS TO ADDRESS YOUR FUTURE CASH REQUIREMENTS. ALSO, SPECIFICALLY IDENTIFY AND DISCUSS YOUR LONG-TERM DEBT OBLIGATIONS, AS THEY REPRESENT KNOWN COMMITMENTS WHICH WILL LIKELY RESULT IN A MATERIAL CHANGE IN YOUR LIQUIDITY. EXPAND THE DISCLOSURE TO ADDRESS YOUR LIQUIDITY REQUIREMENTS ON A LONG-TERM BASIS. REFER TO THE GUIDANCE IN INSTRUCTIONS 3 AND 5 OF ITEM 303(a) OF REGULATION S-K.

          The liquidity discussion, which commences on page 33 of Amendment No. 1, has been revised to address the Company's future cash requirements, both during the next 12 months and thereafter. This discussion now refers to the table of contractual obligations, and the amounts identified therein, which include the Company's long-tem debt obligations. In addition, the discussion of capital requirements has been expanded to address the Company's liquidity requirements on a long-term basis.

32. THE OPERATING CASH FLOWS THAT YOU REPORT FOR 2003, 2004 AND 2005 EXHIBIT SIGNIFICANT VARIATION FROM ONE YEAR TO THE NEXT. PLEASE PROVIDE A DISCUSSION OF THE UNDERLYING DRIVERS, SUCH AS CASH RECEIPTS FROM THE SALE OF ADVERTISING INVENTORY AND CASH PAYMENTS RELATED TO THE PREPARATION AND TRANSMISSION OF YOUR TRAFFIC AND NEWS REPORTS. IN YOUR DISCUSSION, INCLUDE THE EFFECT ON LIQUIDITY OF THE TIMING DIFFERENCE BETWEEN INCURRING EXPENSES FOR TRAFFIC REPORTS AND THE INCOME FROM THE SALE OF ADVERTISING. PLEASE REFER TO SECTION VI.B OF THE COMMISSION GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN RELEASE NO. 33-8350 AND REVISE YOUR DISCLOSURE ACCORDINGLY.

          A discussion of the underlying drivers of the variations in cash flows from operations during fiscal years 2003, 2004 and 2005 has been added to the "Liquidity and Capital Resources" disclosure regarding the Company's operating activities. The additional discussion appears in the second paragraph under "Operating Activities" on page 34 of Amendment No. 1.

CONTRACTUAL COMMITMENTS, PAGE 34
--------------------------------

33. THE LAST SENTENCE TO ITEM 303(a)(5)(i) INDICATES THAT THE TABULAR PRESENTATION SHOULD BE ACCOMPANIED BY FOOTNOTES DESCRIBING PROVISION THAT CREATE, INCREASE OR ACCELERATE OBLIGATIONS, OR OTHER PERTINENT DATA TO THE EXTENT NECESSARY FOR AN UNDERSTANDING OF THE TIMING AND AMOUNT OF THE REGISTRANT'S SPECIFIED CONTRACTUAL OBLIGATIONS. IF APPROPRIATE, PLEASE PROVIDE THIS INFORMATION.

          With the exception of customary provisions regarding debt acceleration upon default of debt obligations, the Company is not subject to provisions that create, increase or accelerate obligations that affect the timing and amount of the Company's specified contractual obligations. Therefore, footnotes to the table of contractual obligations have not been inserted into Amendment No. 1.

HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA, PAGE 35
-------------------------------------------------------------

34. IN THE THIRD PARAGRAPH AT PAGE 35, BRIEFLY DESCRIBE THE TRANSACTION AND THE ENTITIES INVOLVED, INSTEAD OF USING THE TERM "SHARE EXCHANGE" AS DEFINED AT PAGE 4. ALSO DISCLOSE HOW YOU ACCOUNT FOR THE SHARE EXCHANGE IN THE PRO FORMA FINANCIAL INFORMATION. REFER TO RULE 11-02(b) OF REGULATION S-X.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 11


          The third paragraph under "Historical and Pro Forma Consolidated Financial Data" on page 38 of Amendment No. 1 has been revised to briefly describe the share exchange transaction instead of using the defined term "Share Exchange." In response to your comment no. 36, we have revised the presentation of the pro forma consolidated balance sheets to include a column showing the pro forma adjustments to the historical results of Global Traffic Network and The Australia Traffic Network attributed to the share exchange and have included footnotes describing each adjustment and the assumptions involved. We have also revised the third paragraph under "Historical and Pro Forma Consolidated Financial Data" on page 38 of Amendment No. 1 to provide that the pro forma adjustments attributed to the share exchange have been separately identified and that no such adjustments impact the pro forma consolidated statements of income or the pro forma consolidated statements of cash flows.

35. TELL US THE ACCOUNTING LITERATURE YOU CONSIDERED IN DETERMINING THE APPROPRIATE ACCOUNTING TREATMENT FOR THE SHARE EXCHANGE WITH ATN AND ISSUANCE OF THE SHARE EXCHANGE NOTES. IN YOUR RESPONSE, PLEASE PROVIDE THE FOLLOWING:

     o PROVIDE SCHEDULES SHOWING THE VOTING OWNERSHIP IN EACH COMPANY BEFORE THE TRANSACTION AND IN THE COMBINED COMPANY AFTER THE STOCK EXCHANGE.

     o IF YOU BELIEVE THERE IS A COMMON CONTROL GROUP, IDENTIFY THE SHAREHOLDERS IN THE COMMON CONTROL GROUP AND DESCRIBE THE NATURE OF ANY RELATIONSHIPS BETWEEN THE SHAREHOLDERS.

     o IF THERE ARE ANY CONTRACTUAL AGREEMENTS TO VOTE SHARES AS A SINGLE UNIT, SUMMARIZE THE TERMS OF THE AGREEMENTS.

          In determining the appropriate accounting treatment for the Share Exchange and issuance of the Share Exchange Notes, the Company considered FAS 141. Based on FAS 141, the Company believes that the Share Exchange transaction is properly treated as a reorganization, as opposed to being treated as an acquisition, because the voting control over the Company and over The Australia Traffic Network are identical.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 12


          As requested, a schedule showing the voting ownership in each of the Company and The Australia Traffic Network before the transaction and the voting ownership in the Company immediately following the Share Exchange is set forth below:

                                                                    GTN                          GTN
        VOTING OWNERSHIP                                     PRIOR TO THE SHARE        SUBSEQUENT TO THE SHARE
        ----------------                 ATN                     EXCHANGE                      EXCHANGE
                                         ---                     --------                      --------
                                SHARES     PERCENTAGE      SHARES       PERCENTAGE      SHARES      PERCENTAGE
                                ------     ----------      ------       ----------      ------      ----------
        William L. Yde III       63,038(1)    46.54%       2,094,240(2)    46.54%      3,955,786(3)    46.54%
        Dale C. Arfman           40,037       29.56%       1,330,103       29.56%      2,512,417       29.56%
        Metro Networks           24,544       18.12%         815,397       18.12%      1,540,195       18.12%
        Communications, Inc.
        Questcom Media            6,334        4.68%         210,427        4.68%        397,473        4.68%
        Brokerage, Inc.
        Donald Bussell            1,500        1.11%          49,833        1.11%         94,129        1.11%
                                -------      ------        ---------      -------      ---------      ------
                        TOTAL   135,453      100.00%       4,500,000      100.00%      8,500,000      100.00%

         ---------------
         (1) Includes 16,000 shares held by Thomas M. Gilligan which are subject to a Voting Agreement between Yde and Gilligan.

         (2) Includes (i) 66,444 shares held by Thomas M. Gilligan which are subject to a Voting Agreement between Yde and Gilligan; and (i) 465,106 shares held by Robert L. Johander and Mary L. Johander, Trustees of the Robert L. Johander Revocable Trust u/a/d December 18, 2003 which are subject to a Voting Agreement between Yde and the Trust.

         (3) Includes (i) 538,933 shares held by Thomas M. Gilligan which are subject to a Voting Agreement between Yde and Gilligan; and (i) 465,106 shares held by Robert L. Johander and Mary L. Johander, Trustees of the Robert L. Johander Revocable Trust u/a/d December 18, 2003 which are subject to a Voting Agreement between Yde and the Trust.

          We call your attention to the fact that certain shares over which William L. Yde III has voting control are held by two separate third parties, namely (i) Thomas M. Gilligan ("Gilligan"), and (ii) the Robert L. Johander Revocable Trust u/a/d December 18, 2003 (the "Trust"). Mr. Yde has voting control over such shares pursuant to written voting agreements. Under the voting agreement with Gilligan, Mr. Yde is entitled to vote all of Gilligan's shares of common stock of the Company (66,444 shares) and ordinary shares of The Australia Traffic Network (16,000) until such time as Mr. Yde has transferred all of his shares in the Company and The Australia Traffic Network or the sale of substantially all of the assets of the Company and The Australia Traffic Network. Under the voting agreement with the Trust, Mr. Yde is entitled to vote all of the 465,106 shares of common stock of the Company held by the Trust for a five year period commencing September 30, 2005. Copies of such voting agreements are enclosed herewith. Tables showing the actual share ownership of the Company and The Australia Traffic Network (as opposed to the voting control over such entities) are set forth in our response to Comment No. 51 below.

          As described on page 61 of Amendment No. 1, Messrs. Yde and Arfman, each of whom has voting power in the Company and The Australia Traffic Network, are each 50% shareholders of Wisconsin Information Systems, Inc., an Ohio corporation d/b/a Milwaukee Traffic Network, Inc. However, there are no other relationships among the holders of voting power in the Company and The Australia Traffic Network other than their affiliation with such entities.

36. REVISE THE PRESENTATION OF THE PRO FORMA BALANCE SHEETS AND STATEMENTS OF INCOME TO INCLUDE A COLUMN SHOWING THE PRO FORMA ADJUSTMENTS TO THE HISTORICAL RESULTS OF GTN AND ATN ATTRIBUTED TO THE EXCHANGE TRANSACTION. REFERENCE EACH ADJUSTMENT TO NOTES THAT DESCRIBE THE ADJUSTMENT AND THE ASSUMPTIONS INVOLVED.

          We have revised the presentation of the pro forma balance sheets to include a column showing the pro forma adjustments to the historical results of Global Traffic Network and The Australia Traffic Network attributed to the Share Exchange. In addition, we have included footnotes describing each adjustment and the assumptions involved. The revise pro forma balance sheet data appears on pages 39-40 of Amendment No. 1. Because no pro forma adjustments attributed

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 13


          to the Share Exchange impact the pro forma statements of income or the pro forma statements of cash flows, we have not inserted a similar column in the statements of income or statements of cash flows. Instead, the description of the pro forma data on page 38 of Amendment No. 1 has been revised to state that adjustments attributed to the Share Exchange have no impact on the pro forma consolidated statements of income or the pro forma consolidated statements of cash flows.

37. PRO FORMA INFORMATION IS APPROPRIATE ONLY FOR THE MOST RECENT BALANCE SHEET DATE. REVISE THE FINANCIAL INFORMATION AT PAGE 36 TO PRESENT ONLY HISTORICAL AND PRO FORMA INFORMATION AS OF SEPTEMBER 30, 2005. ALSO YOU SHOULD ONLY PRESENT PRO FORMA STATEMENTS OF INCOME FOR THE MOST RECENT FISCAL YEAR AND INTERIM PERIOD. REFER TO RULE 11-02(c) OF REGULATION S-X.

          We have referred to Rule 11-02(c) of Regulation S-X and considered your comment. However, the Company has accounted for the Share Exchange as a reorganization (rather than as a combination or an acquisition) due to the existence of identical voting control over the two entities. As the Share Exchange is treated as a reorganization, the Company believes it is required to present pro forma information for all periods presented. Since the Company has only been in existence since May 2005, the historical periods for the Australia Traffic Network prior to such time would also represent the pro forma financial information for such periods. For periods after the Company's incorporation, pro forma financial statements have been presented. Please note that an additional column has been added to discuss the adjustments which consist of the elimination of the intercompany balances and the issuance of the Share Exchange Notes. There are no pro forma adjustments that impact the income statements.

CRITICAL ACCOUNTING POLICIES, PAGE 39
-------------------------------------

38. WE NOTE THAT YOU HAVE ESTABLISHED A $34,000 ALLOWANCE FOR DOUBTFUL ACCOUNTS AS OF SEPTEMBER 30, 2005. PLEASE TELL US THE REASONS WHY YOUR ACCOUNTS RECEIVABLE ARE INCREASING AND WHY YOU HAVE RECENTLY ESTABLISHED AN ALLOWANCE FOR DOUBTFUL ACCOUNTS.

          As described on page 43 of Amendment No. 1, the Company provides for losses from uncollectible accounts based on analyzing historical financial data and current trends. As evidenced by the non-existence of allowances for doubtful accounts as of June 30, 2005 and June 30, 2004, the Company's losses from uncollectible accounts has historically been minimal or non-existent. In analyzing current trends as of September 30, 2005, however, the Company developed concern related to a specific receivable. Although management does not believe that the receivable in question is material in amount, the Company determined that it was prudent to establish an allowance relating to the receivable. In accordance with its critical accounting policy for accounts receivable, the Company will write off the amount of the receivable against the allowance if and when it determines that collection of the subject receivable is deemed unlikely and collection efforts have ceased.

DESCRIPTION OF THE BUSINESS, PAGE 41
------------------------------------

39. PLEASE INCLUDE THE DISCLOSURE REQUIRED BY ITEM 101(a) OF REGULATION S-K REGARDING THE BUSINESS HISTORY FOR THE PAST 5 YEARS OF THE COMPANY AND ITS SUBSIDIARIES AND PREDECESSORS. PLEASE ALSO INCLUDE THE DISCLOSURE REQUIRED BY ITEM 101(c)(XII) REGARDING GOVERNMENT REGULATION AND ITEM 101(g) REGARDING FOREIGN OPERATIONS.

          We have revised the "Description of the Business" to include the applicable disclosures required by Items 101(a) and 101(c)(xii) of Regulation S-K. Item

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 14


          101(g) of Regulation S-K requires disclosure for foreign private issuers. Given that we do not meet the definition of a "foreign private issuer," this Item is inapplicable to us.

GENERATING REVENUE THROUGH ADVERTISING SALES, PAGE 46
-----------------------------------------------------

40. THE PROSPECTUS SUGGESTS THAT YOU MARKET YOUR AIR TIME THROUGH AN IN-HOUSE ADVERTISING SALES OFFICE. THE DISCLOSURE AT THE TOP OF PAGE 47 STATES THAT THE MAJORITY OF YOUR ADVERTISING SALES ARE SOLD THROUGH ADVERTISING AGENCIES. PLEASE CLARIFY.

          We have revised the disclosure at the top of page 47 to clarify our advertising sales process and our relationship with advertising agencies.

MANAGEMENT, PAGE 51
-------------------

41. PLEASE DISCLOSE WHEN MR. YDE BECAME CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT OF THE COMPANY. IN ADDITION, PLEASE CLARIFY IF MR. YDE CONTINUES TO WORK FOR MILWAUKEE TRAFFIC NETWORK AND WHETHER HE WILL DEVOTE SUBSTANTIALLY ALL OF HIS TIME TO GLOBAL TRAFFIC NETWORK. IN THIS REGARD, WE NOTE THE DISCLOSURE ON PAGE 52 THAT MR. YDE IS COMPENSATED BY MILWAUKEE TRAFFIC NETWORK FROM THE MANAGEMENT FEE THAT MILWAUKEE TRAFFIC NETWORK RECEIVED FROM ATN. PROVIDE SIMILAR DISCLOSURE WITH RESPECT TO MR. ARFMAN.

          Mr. Yde's biography has been revised to reflect when he became Chairman, Chief Executive Officer and President of the Company and to clarify the current business purpose of Milwaukee Traffic Network. Additionally, the descriptions of the employment agreements of both Mr. Yde and Mr. Arfman on pages 53 and 54 have been revised to disclose that, pursuant to their employment agreements, they are required to devote substantially all of their time to the Company.

42.       PLEASE DISCLOSE MR. JOHANDER'S BUSINESS ACTIVITY FROM 2002-2005.

          We have revised the biographical information for Mr. Johander on page 55 of Amendment No.1 to reflect that Mr. Johander was retired from January 2002 until joining the Company's board of directors on September 30, 2005.

43. WE NOTE THE VARIOUS ENTITIES WHERE MR. BENSON SERVED. PLEASE BRIEFLY DISCLOSE THE BUSINESS FOR EACH.

          Mr. Benson's biography has been revised to disclose the business for each of the various entities where Mr. Benson has served.

COMPENSATION OF EXECUTIVE OFFICERS OF ATN, PAGE 52
--------------------------------------------------

44. PLEASE DISCLOSE WHY YOU ARE PRESENTING THE COMPENSATION OF EXECUTIVE OFFICERS OF ATN RATHER THAN THE COMPENSATION OF EXECUTIVE OFFICERS OF THE COMPANY.

          The paragraph immediately preceding the executive compensation table on page 56 of Amendment No. 1 has been revised to clarify that the executive officers named in the table are executive officers of the Company rather than the executive officers of The Australia Traffic Network. Likewise, the section heading has been revised to read "Compensation of Executive Officers" rather than "Compensation of Executive Officers of ATN." In addition, the paragraph further clarifies that the listed amounts reflect compensation earned for services rendered to The Australia Traffic Network and that the named executive officers received no additional compensation for services rendered to the Company from its inception through the end of fiscal year 2005.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 15


EMPLOYMENT AGREEMENTS, PAGE 53
------------------------------

45. PLEASE INCLUDE THE TERMS OF MR. CODY'S EMPLOYMENT AGREEMENT, WHICH WE NOTE WILL BE ENTERED INTO PRIOR TO EFFECTIVE DATE OF THIS OFFERING. PLEASE ALSO FILE THE AGREEMENT AS AN EXHIBIT.

          The Company is still in the process of finalizing the negotiation of Mr. Cody's employment agreement and expects to file the final executed agreement as an exhibit to Amendment No. 2 to the Registration Statement. As set forth in our response to Comment No. 1, the Company acknowledges that the staff must review all exhibits to the Registration Statement before it is declared effective and may have additional comments based upon such review.

46. WE NOTE THAT MR. YDE'S BASE SALARY IS SUBJECT TO A "ONE-TIME" INCREASE IN THE AMOUNT OF $50,000 IF CERTAIN CONDITIONS ARE MET AND THAT THE BOARD MAY GRANT HIM UP TO 500,000 SHARES IF OTHER CONDITIONS ARE MET. PLEASE DISCLOSE THE TIME PERIODS COVERED BY THESE PROVISIONS. IN ADDITION, IN THE DESCRIPTION OF THE BENEFITS MR. YDE IS TO RECEIVE UPON TERMINATION WITHOUT CAUSE, PLEASE CLARIFY WHAT YOU MEAN BY "ANNUAL INCREASE."

          The discussion of Mr. Yde's base salary has been revised to reflect the time periods applicable to his potential salary increase and share grant, and to clarify the increase to which Mr. Yde is entitled upon termination without cause.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 56
-----------------------------------------------------------------------

47. TO THE EXTENT NOT WIDELY-HELD, PLEASE DISCLOSE WHO HAS VOTING AND INVESTMENT CONTROL OVER THE SHARES BENEFICIALLY OWNED BY METRO NETWORKS COMMUNICATIONS, INC.

          We have revised the table of beneficial ownership to disclose who has voting and investment control over the shares beneficially owned by Metro Networks.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 57
-------------------------------------------------------

48. REFERENCE IS MADE NOTE 3 ON PAGE F-9 OF THE FINANCIAL STATEMENTS. PLEASE INCLUDE THESE AMOUNTS IN THE RELATED PARTY TRANSACTION SECTION. SEE ITEM 404 OF REGULATION S-K.

          The "Certain Relationships and Related Transactions" section, which begins on page 61 of Amendment No. 1, has been revised to include descriptions of the transactions identified in Note 3 to the Company's financial statements.

49. WE NOTE FROM PAGE F-11 OF THE FINANCIAL STATEMENTS THAT 815,397 SHARES WERE ISSUED TO A SHAREHOLDER FOR A NOMINAL AMOUNT. PLEASE IDENTIFY THIS SHAREHOLDER, THE MONETARY VALUE OF THE SHARES AND THE REASON WHY THEY WERE ISSUED FOR ONLY A NOMINAL AMOUNT.

          Please note that the disclosure in Note 7 to the financial statements of Global Traffic Networks, Inc., which appears on page F-11 of Amendment No. 1, has been revised to identify Metro Networks as the subscribing shareholder and provide that the shares were purchased for $815.40, which represents the aggregate par value of such shares.

          As described in the Company's response to your comment 52, the Company was founded by the shareholders of The Australia Traffic Network in connection with the development of business operations in Canada. In connection with the incorporation of the Company, all shareholders of The Australia Traffic Network agreed to subscribe for shares in the Company pro-rata based on such shareholders' percentage ownership in The Australia Traffic Network. The

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 16


          purchase price for each such share was $.001, the par value of the Company's common stock. With the exception of Metro Networks, all such shareholders executed and delivered subscription documents for their shares in the Company in May 2005. As a result of administrative delay, Metro Networks did not execute and deliver its subscription documents until November 2005, at which time the Company issued a certificate to Metro Networks representing the 815,397 shares which are the subject of this comment.

          Given the nature of Metro Networks' subscription for shares of the Company, the Company does not believe such issuance is properly categorized as a transaction to be disclosed under "Certain Relationships and Related Transactions." The Company believes that disclosure of such subscription as a related party transaction will be confusing to investors as it may give investors the misguided impression that the issuance had significance other than as part of the Company's initial incorporation.

50. PLEASE DISCLOSE THE MATERIAL TERMS, INCLUDING PAYMENT TERMS, OF THE MUTUAL SALES REPRESENTATION AGREEMENT AND THE TRAFFIC DATA AGREEMENT BETWEEN CTN AND METRO NETWORKS. IN ADDITION, TO PROVIDE CONTEXT TO UNDERSTANDING THE RELATIONSHIP BETWEEN THE COMPANY AND METRO NETWORKS, PLEASE DISCLOSE THE NATURE OF METRO NETWORKS' BUSINESS AND WHEN METRO NETWORKS ACQUIRED ITS INTEREST IN THE COMPANY. FURTHERMORE, DISCLOSE WHY CTN ENTERED INTO THE MUTUAL SALES REPRESENTATION AGREEMENT WITH AN AFFILIATE OF METRO NETWORKS WHEN CTN HAS NO PLANS TO DO BUSINESS IN THE UNITED STATES.

          We have revised the discussion of the Mutual Sales Representation Agreement and the Traffic Data Agreement to include the material terms of each agreement, to discuss the nature of Metro Networks' business, to disclose when Metro Networks acquired its interest in the company and to explain why Canadian Traffic Network entered into the Mutual Sales Representation Agreement when Canadian Traffic Network has no plans to do business in the United States.

51. PLEASE DISCLOSE HOW THE EXCHANGE RATIO WAS DETERMINED FOR THE EXCHANGE OF ATN SHARES FOR THE COMPANY'S SHARES AND THE AGGREGATE VALUE OF THE SHARES AND CASH TO BE ISSUED TO ATN SHAREHOLDERS. DISCLOSE THE EXTENT OF COMMON OWNERSHIP BETWEEN THE COMPANY AND ATN PRIOR TO THE EXCHANGE.

          As described in the prospectus under "Certain Relationships and Related Transactions," pursuant to the Share Exchange, each ordinary share of The Australia Traffic Network will be converted into approximately 29.53 shares of the Company's common stock. This exchange ratio was determined following the Company's issuance of its currently outstanding stock based primarily on negotiations with the underwriter regarding the terms and structure of the offering. Such negotiations related to the valuation of the combined enterprise following the Share Exchange and the preferred capitalization. Based on such negotiations, the Company and the underwriter agreed that the pre-offering capitalization of the Company should be comprised of 8,500,000 shares of common stock. As such, a total of 4,000,000 shares of common stock of the Company are to be issued in the Share Exchange, yielding an exchange ratio of 29.53 shares of the Company's common stock for each share of The Australia Traffic Network. The Company has not assigned a specific aggregate value to the shares to be issued to The Australia Traffic Network shareholder in the Share Exchange.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 17


         The shareholders of the Company and The Australia Traffic Network, the number of shares held by each such shareholder and the percentage ownership and voting percentage of each such holder, each prior to the Share Exchange, is set forth below:

                                   The Company
                                   -----------

        Shareholder                                         No of Shares     % Ownership        Voting %
        -----------                                         ------------     -----------        --------
        William L. Yde III                                   1,562,690          34.73%           46.54%
        Dale C. Arfman                                       1,330,103          29.56%           29.56%
        Metro Networks Communications, Inc.                   815,397           18.12%           18.12%
        Questcom Media Brokerage, Inc.                        210,427           4.68%            4.68%
        Donald Bussell                                         49,833           1.11%            1.11%
        Thomas M. Gilligan(1)                                  66,444           1.48%             --
        Robert L. Johander and Mary L. Johander,
        Trustees of the Robert L. Johander Revocable
        Trust u/a/d December 18, 2003(1)                      465,106           10.34%            --
                                                              -------           ------           -----
                 Total                                       4,500,000           100%             100%

                          The Australia Traffic Network
                          -----------------------------

        Shareholder                                         No of Shares     % Ownership        Voting %
        -----------                                         ------------     -----------        --------
        William L. Yde III                                     47,038           34.73%           46.54%
        Dale C. Arfman                                         40,037           29.56%           29.56%
        Metro Networks Communications, Inc.                    24,544           18.12%           18.12%
        Questcom Media Brokerage, Inc.                         6,334            4.68%            4.68%
        Donald Bussell                                         1,500            1.11%            1.11%
        Thomas M. Gilligan (1)                                 16,000           11.81%             --
                                                               ------           ------           -----
                 Total                                        135,453            100%             100%

         -------------
         (1) All shares held by such holder are subject to a voting agreement in favor of William L. Yde III.

FINANCIAL STATEMENTS
--------------------

NOTES 7 -- SUBSEQUENT EVENTS, PAGE F-11
---------------------------------------

52. DISCLOSE HOW YOU WILL ACCOUNT FOR THE STOCK SUBSCRIPTION AGREEMENT TO ISSUE 815,397 SHARES FOR A NOMINAL AMOUNT TO AN EXISTING SHAREHOLDER OF ATN. TELL US THE LITERATURE YOU CONSIDERED IN DETERMINING THE APPROPRIATE ACCOUNTING TREATMENT. ALSO DISCUSS THIS TRANSACTION IN MD&A AND INCLUDE THE FOLLOWING DISCLOSURE:

     o    IDENTIFY THE SHAREHOLDER AND DISCLOSE THE ISSUANCE PRICE OF THE
          SHARES.

     o    DESCRIBE THE BUSINESS REASONS FOR ISSUING STOCK AT A NOMINAL PRICE.

     o    DISCLOSE ANY OTHER TRANSACTIONS WITH THE SHAREHOLDER.

     o    DESCRIBE HOW YOU WILL ACCOUNT FOR THE STOCK ISSUANCE.

          The disclosure in Note 7 to the financial statements of Global Traffic Networks, Inc., which appears on page F-11 of Amendment No. 1, has been revised to identify Metro Networks as the subscribing shareholder and provide that the shares were purchased for $815.40, which represents the aggregate par value of such shares.

          The Company will account for the subject stock subscription by Metro Networks in the same manner that it accounted for the stock subscriptions of the Company's other stockholders. However, because the Company had not yet received the $815.40 purchase price for the shares issued to Metro Networks at December 31, 2005, the Company intends to debit and credit share capital by the amount of the purchase price and recognize the issuance of 815,397 shares at a par value of $.001 per share.

          In response to your comment, please note that the Company was founded by the shareholders of The Australia Traffic Network in connection with the development of business operations in Canada. In connection with the incorporation of the Company, all shareholders of The Australia Traffic Network

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 18


          agreed to subscribe for shares in the Company pro-rata based on such shareholders' percentage ownership in The Australia Traffic Network. The purchase price for each such share was $.001, the par value of the Company's common stock. With the exception of Metro Networks, all such shareholders executed and delivered subscription documents for their shares in the Company in May 2005. Due to administrative delay, Metro Networks did not execute and deliver its subscription documents until November 2005, at which time the Company issued a certificate to Metro Networks representing the 815,397 shares which are the subject of this comment.

          As with the staff's request in Comment No. 49 to add disclosure regarding the share issuance to Metro Networks under "Certain Relationships and Related Transactions," we do not believe that adding disclosure to MD&A regarding such issuance is appropriate given the nature of Metro Networks' subscription for shares of the Company and the fact that the Company is accounting for the issuance in the same manner it has accounted for the issuance of shares to the Company's other founders. We believe that the addition of such disclosure will be confusing to investors as it may give investors the misguided impression that the issuance had significance other than as part of the Company's initial incorporation. In that regard, the Company acknowledges that Metro Networks executed and delivered its subscription documents to the Company on November 7, 2005, and the Company's subsidiary, Canadian Traffic Network ULC, entered into a Senior Note Purchase Agreement with Metro Networks on November 9, 2005. Notwithstanding the proximity in time of these two events, the Company's issuance of stock to Metro Networks was not part of the loan consideration. Rather, Metro Networks was entitled to subscribe for shares of the Company's stock as a result of being a shareholder of The Australia Traffic Network.

53. REVISE YOUR DISCLOSURE TO CLARIFY IF CONTRACTUAL STATION COMMITMENTS REPRESENT CONTRACTUAL FUTURE PAYMENTS TO RADIO AND TELEVISION STATIONS, OR ESTIMATES OF ALL COSTS TO BE INCURRED IN ORDER TO PERFORM UNDER THESE CONTRACTS.

          Note 2(d) to the financial statements of The Australia Traffic Network has been revised to clarify that the amounts listed in the table of contractual commitments represent contractual commitments to provide cash compensation and reimbursement of expenses to stations, as opposed to estimates of all costs to be incurred in order to perform under the Company's contracts with stations.

h) INTANGIBLE ASSETS, PAGE F-19
-------------------------------

54. TELL US THE NATURE AND AMOUNT OF COSTS CAPITALIZED FOR OBTAINING AIRCRAFT LICENSES. TELL US HOW YOU APPLIED THE GUIDANCE IN SFAS 142 IN DETERMINING AND EVALUATING THE ESTIMATED USEFUL LIFE OF THE LICENSES. ALSO DESCRIBE THE METHODOLOGY AND SIGNIFICANT ASSUMPTIONS YOU USE IN DETERMINING THE FAIR VALUE OF LICENSES FOR THE ANNUAL IMPAIRMENT TEST.

          The costs that have been capitalized for obtaining aircraft licenses include engineering and legal fees associated with the granting of such licenses to the Company. Once such licenses are in place, they are generally renewed indefinitely upon expiration with minimal effort and expense. Due to the immaterial nature of the renewal costs, these costs will be expensed when incurred. We use the following criteria to test the asset for impairment:

               (1)  Are the licenses still in full force and effect?

               (2) Is there any expectation of future non-renewal or loss of the licenses?

               (3)  Is aviation still a key component of our traffic operations?

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 19


               (4) Are our traffic operations profitable and expect to remain so?

          To the extent the answers to these questions are all yes, we consider the intangible to be unimpaired. The Company believes that more formal testing (such as discounted cash flow analysis) is not appropriate given the immaterial nature of the asset.

          The Company does not consider costs capitalized for obtaining aircraft licenses to be material and doesn't anticipate material additions to the capitalized amount in the future. If the amount of capitalized costs becomes material, the Company will engage in more formal testing.

BACK COVER PAGE OF PROSPECTUS
-----------------------------

55. WE NOTE THE GRAPHICS THAT YOU INTEND TO USE ON THE INSIDE BACK COVER PAGE OF THE PROSPECTUS. IT APPEARS PREMATURE TO LIST THE CANADIAN CITIES WITH EQUAL PROMINENCE AS THE AUSTRALIAN CITIES, OR AT ALL, AS YOU HAVE NOT YET COMMENCED OPERATIONS OR RECEIVED ANY REVENUES FROM YOUR CANADIAN OPERATIONS. PLEASE REVISE OR TELL US IN YOUR RESPONSE LETTER WHY YOU BELIEVE THAT YOUR CURRENT PRESENTATION IS APPROPRIATE. SEE ITEM VIII OF THE MARCH 31, 2001 QUARTERLY UPDATE TO THE DIVISION OF CORPORATE FINANCE'S CURRENT ISSUES AND RULEMAKING PROJECTS OUTLINE, WHICH IS AVAILABLE ON OUR WEBSITE AT HTTP://WWW.SEC.GIVE/DIVISIONS/CORPFIN/CFCRQ032001.HTM.

          We acknowledge the Commission's position set forth in Section VIII of the March 31, 2001 update to the Current Issues and Rulemaking Projects Quarterly Update, which discourages the use of gatefold graphics that do not accurately represent a registrant's current business (specifically, depictions of products that do not yet exist or are not the registrant's products). However, the Company has entered into agreements with network affiliates to provide radio traffic reports to stations in each of the Canadian markets identified on the inside back cover of the prospectus and expects that delivery of such reports will have commenced prior to the effective date of this offering. We have noted for the interim period, by the footnoted information indicated by an asterisk, that we have not yet commenced providing traffic reports in the identified cities. We will remove this notation in future amendments to the Registration Statement as delivery of radio traffic reports begins in each city.

PART II
-------

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-2.
-------------------------------------------------------------

56. PLEASE DISCLOSE ANY CONSIDERATION PAID FOR THE SHARES ISSUED IN MAY AND NOVEMBER 2005.

          The disclosure in Item 15, page II-2 of Amendment No. 1 has been revised to state that all shares issued in May and November 2005 were issued for a purchase price of $.001 per share.

57. WE NOTE THAT YOU INTEND TO CONDUCT A SHARE EXCHANGE WITH THE ATN SHAREHOLDERS WHILE IN REGISTRATION. SUPPLEMENTALLY PROVIDE US WITH A WRITTEN LEGAL ANALYSIS AS TO THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION OF THIS PRIVATE OFFERING, INCLUDING A DISCUSSION OF WHY IT SHOULD NOT BE INTEGRATED WITH THIS OFFERING. WE REMIND YOU THAT WITH LIMITED EXCEPTION, AS ISSUER RISKS INTEGRATION OF A PRIVATE PLACEMENT CONCURRENT WITH A PUBLIC OFFERING. SEE BLACK BOX INC. (JUNE 26, 1990).

          As discussed elsewhere in this response letter and throughout the prospectus, the Company entered into a Securities Exchange Agreement on December 13, 2005

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 20


          with the shareholders of The Australian Traffic Network. Pursuant this agreement, the Company will exchange 4,000,000 shares of its common stock for all of the outstanding ordinary shares of The Australia Traffic Network prior to the effective time of this offering.

          Exemption from Registration.

          The Company believes that the issuance of these 4,000,000 shares is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, which provides an exemption from registration for "transaction(s) by an issuer not involving a public offering." The Company bases its reliance on Section 4(2) because the exchange offer was made to a limited number of persons with whom the Company had previously existing relationships, the offer was made directly to such persons without the use of any general advertising or solicitation, the recipients of the exchange offer had access to information regarding the Company necessary to make an informed investment decision, and the recipients of the exchange offer have represented to the Company that they are acquiring the Company's shares for investment purposes and without a view towards distribution.

          o Offer made to a limited number of persons. The Company made the exchange offer only to the six existing shareholders of The Australia Traffic Network.

          o Previously existing relationship with offerees. The Company has a previously existing relationship with all six recipients of the exchange offer in that all six persons control and constitute substantially all of the current stockholders of the Company (and were stockholders of the Company at the time the exchange offer was made).

          o Offer did use any general advertising or solicitation. When making the exchange offer, the Company contacted the shareholders of The Australia Traffic Network directly and distributed the Securities Exchange Agreement to such shareholders. The Company did not contact additional persons, pay any commissions or other solicitation fees, or use any general solicitation to effectuate the exchange offer.

          o Access to Information. As shareholders of the Company and The Australia Traffic Network, the recipients of the exchange offer had access to sufficient information regarding the Company necessary to make a decision regarding the offer. Although the Company is not relying on Rule 506 of Regulation D, the Company believes that each recipient of the exchange offer is an "accredited investor" as defined by Rule 501(a) of Regulation D.

          o Investment Intent. Under Section 3.3 of the Securities Exchange Agreement (which is filed as Exhibit 10.11 to the Registration Statement), the recipients of the exchange offer have represented and warranted to the Company that they will be acquiring the Company's shares for his, her or its own account, for investment purposes only, and without a view towards public resale or distribution thereof.

         In addition to the above circumstances, the share exchange transaction is not part of scheme to avoid the registration provisions of the Securities Act of 1933.

         No integration with initial public offering.

         The Company does not believe that the share exchange should be integrated with the Company's initial public offering, as the share exchange is merely a vehicle to reorganize The Australia Traffic Network (which conducts Australian operations)

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 21


         and the Company's current subsidiaries (which conduct Canadian operations) into a single United States holding company.

         Further, the Company does not believe that the share exchange and the initial public offering should be integrated under the integration doctrine that has been acknowledged by the Commission and the courts. The integration doctrine prevents an issuer from avoiding the registration requirements of Section 5 of the Securities Act of 1933 by dividing a single offering of securities that is not exempt from registration into smaller parts for which exemptions appear to apply. The Commission has identified five factors that it considers relevant to determining whether offerings should be integrated. This traditional integration analysis involves consideration of whether two or more offerings:

         o are part of a single plan of financing -- as the share exchange is a reorganization, it should not be viewed as a plan of financing like the initial public offering.

         o have the same general purpose -- the purpose of the share exchange is to reorganize the Australian and Canadian operations under a single United States holding company; the purpose of the initial public offering is to raise cash to fund such operations.

         o involve the same class of security -- the Company will issue shares of its common stock in the share exchange and the initial public offering.

         o are made at or about the same time -- the exchange offer was made pursuant to a Securities Exchange Agreement dated December 13, 2005, whereas the Company anticipates commencing the initial public offering in February 2006, subject to regulatory approval. Although the shares to be issued in the two offerings will be issued at or about the same time, we note that the Securities Exchange Agreement was executed prior to the initial filing of the Registration Statement on December 16, 2005. Although the Rule 152 safe harbor (which is discussed below) is not necessarily applicable to a general analysis of integration under the five-factor doctrine, we believe it is important that the investment decision of The Australia Traffic Network employees was made prior to the initial filing of the Registration Statement.

         o involve securities sold for the same type of consideration -- The Company will not receive the same type of consideration for the shares issued in the share exchange and those issued in the initial public offering. In the share exchange, the Company will receive all of the outstanding ordinary shares of The Australia Traffic Network, whereas the Company will receive cash consideration for the shares issued in the initial public offering.

         Because the share exchange and the initial public offering are not part of a single plan of financing, do not have the same general purpose, and do not involve the securities sold for the same type of consideration, the Company does not believe the two transactions should be integrated. In addition, because the investment decision regarding the share exchange was made prior to the initial filing of the Registration Statement, the Company does not believe that the offerings were made at the same time notwithstanding the fact that the issuance of shares in the share exchange and the initial public offering will be made at approximately the same time.

         In addition to the analysis under the five factor doctrine, the Company believes that the Rule 152 safe harbor, as discussed in the Black Box, Incorporated no action letter, applies such that the share exchange and the initial public offering should not be integrated. Rule 152 provides "transactions by an issuer not involving any public offering," in the context of Section 4(2), includes

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 22


         transactions which do not involve public offerings at the time of said transactions, even though subsequent to that time the issuer decides to make a public offering and or files a registration statement.

         The Black Box, Incorporated no-action letter, which interprets the Rule 152 safe harbor, indicated that even if securities in a private placement have not been issued prior to the initial filing of a public offering registration statement, the private placement transaction may still fall within the safe harbor of Rule 152. Integration will not be found if, prior to the initial filing of the registration statement, the investors in the private placement have irrevocably made an investment decision in that they are obligated in writing to purchase the new securities and the consummation of the transaction is only dependent on conditions outside the control of the investor. Such is the case with the parties to the Securities Purchase Agreement governing the share exchange.


Upon review of this response letter, if you have any additional questions or comments concerning the Company or Amendment No. 1, or if you wish to discuss any the responses, please do not hesitate to contact William M. Mower at (612) 672-8358 or the undersigned at (612) 672-8381.

Very Truly Yours,


/s/ Alan M. Gilbert

Alan M. Gilbert, Esq.

Enclosures

cc:      William  L. Yde III
         Scott Cody